SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended ___December 31, 2001_______________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from _____________ to _______________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
377 East Butterfield Road, Suite 700
Lombard, Illinois 60148

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plans, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan,
as maintained by Hub Group Distribution Services

By David P. Yeager
David P. Yeager
Vice Chairman and Chief Executive Officer

Dated: June 24, 2002

Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

CONSENT OF WOLF & COMPANY LLP, INDEPENDENT AUDITORS

The Plan Administrator
Hub Group Employee Profit Sharing
and Trust Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-36331) on Form S-8 of Hub Group, Inc. as amended, of our report dated May 16, 2002, relating to statements of net assets available for plan benefits of the Hub Group Employee Profit Sharing and Trust Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000 and related schedule, which report appears in the Plan's Annual Report on Form 11-K for the year 2001.

Wolf & Company LLP

Oak Brook, Illinois
June 18, 2002

HUB GROUP EMPLOYEE
PROFIT SHARING AND TRUST PLAN
(HUB GROUP, INC.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2001

CONTENTS

Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator of the
Hub Group Employee Profit Sharing and Trust Plan

We have audited the accompanying statement of net assets available for benefits of the HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Hub Group Employee Profit Sharing and Trust Plan as of December 31, 2000 were audited by other auditors whose report dated May 24, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules referred to below were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, and the changes in net assets available for benefits for the year ended December 31, 2001, on the basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf + Company LLP

Oak Brook, Illinois
May 16, 2002

HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Investments, at fair value:		
Fidelity mutual funds:		
Magellan Fund	$ 9,290,627	$ 10,967,284
Contrafund	7,154,905	9,093,455
Investment Grade Bond Fund	2,654,723	2,457,593
Growth & Income Portfolio	7,202,917	8,343,414
Low-Priced Stock Fund	1,879,538	1,155,457
Equity Income II Fund	315,151	178,966
Diversified International Fund	547,509	461,850
Retirement Money Market Portfolio	4,450,896	3,037,469
Puritan Fund	334,326	182,034
International Growth & Income Fund	41,496	-
Convertibile Securities Fund	167,203	-
Freedom Fund	314,883	-
Mutual Fund Window	579,340	-
Spartan U.S. Equity Index Fund	56,919	-
Hub Group, Inc. Stock Fund	940,842	1,194,249
Participant loans	1,410,852	1,221,599
Net assets available for benefits	$ 37,342,127	$ 38,293,370

The accompanying notes are an integral part of these financial statements, and the accompanying independent auditor's report should be read in conjunction herewith.

HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
Additions to net assets attributed to:		
Investment income	$ 879,533	$ 3,024,303
Employee contributions	4,088,156	3,609,845
Rollovers from other plans	507,251	469,687
Employer contributions	1,499,535	1,467,988
Total additions	6,974,475	8,571,823
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	3,034,786	4,698,903
Benefits paid to participants	4,832,289	4,454,108
Other fees	18,939	13,530
Transfer from the Plan	39,704	150,464
Total deductions	7,925,718	9,317,005
Net decrease	(951,243)	(745,182)
Net assets available for benefits:		
Beginning of year	38,293,370	39,038,552
End of year	$ 37,342,127	$ 38,293,370

The accompanying notes are an integral part of these financial statements, and the accompanying independent auditor's report should be read in conjunction herewith.

HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Hub Group Employee Profit Sharing and Trust Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees who are 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year participants may contribute from 1% to 15% of pretax annual compensation as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company provides a matching contribution equal to 50% of the first 6% of each participant's pretax contributions, not to exceed 50% of the first 6% of base compensation that a participant contributes to the Plan, or $5,100. A one-year (1,000 hours) waiting period is required for employer contributions with the stipulation that the employee must be on the payroll at December 31st of each year. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants' compensation to the total compensation of all participants for the plan year.

The Company made a discretionary profit sharing contribution of $1,498,405 in 2001 for the 2000 plan year.

Participant Accounts – Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting – Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity to be paid in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals – Subject to approval by the plan administrator, participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as defined in the Plan agreement.

Transfers – During 2001 certain employees of the Company became employees of Hub Group Distribution Services, an affiliate of the Company. As such, their participant account balances were transferred out of the Plan. This transfer is shown in the statement of changes in net assets.

1. Description of Plan (Cont.)

Investment Options – Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

Participants Loans – Participant may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50%. of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.75% to 11.00%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the plan administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value, income is recorded as earned, and payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,287,977 and $253,351 of Company and participant contributions receivable, respectively, would have been recorded in the statement of net assets as of December 31, 2001. As of December 31, 2000, approximately $1,506,000 and $230,000 of Company and participant contributions receivable, respectively, would have been recorded in the statement of net assets.

Estimates – The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation – Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The majority of administrative expenses are paid by the Company.

3. Investments

Investments are held by the trustee. Employee and Company contributions and distributions are recorded and invested by the trustee, and related income and investment transactions are executed by the trustee.

The following investments held by the trustee represent 5% or more of the Plan's total net assets at December 31, 2001 and 2000:

	2001	2000
Magellan Fund	$ 9,290,627	$ 10,967,284
Contrafund	7,154,905	9,093,455
Investment Grade Bond Fund	2,654,723	2,457,593
Growth & Income Portfolio	7,202,917	8,343,414
Low-Priced Stock Fund	1,879,538	1,155,457
Retirement Money Market Portfolio	4,450,896	3,037,469

Net Appreciation (Depreciation) in Fair Value of Investments – The Plan's investments appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	$ (3,504,970)	$ (4,371,104)
Common stock	470,184	(327,799)
	$ (3,034,786)	$ (4,698,903)

4. Tax Status

The Plan was amended and restated effective January 1, 2001. The plan administrator and the plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6. Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC acts as trustee for the Plan. The Plan also invests in company stocks and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

ADDITIONAL INFORMATION

HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
For the Year Ended December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Mutual Funds	Magellan Fund	N/A	$ 9,290,627
*	Fidelity Mutual Funds	Contrafund	N/A	7,154,905
*	Fidelity Mutual Funds	Investment Grade Bond Fund	N/A	2,654,723
*	Fidelity Mutual Funds	Growth & Income Portfolio	N/A	7,202,917
*	Fidelity Mutual Funds	Low-Priced Stock Fund	N/A	1,879,538
*	Fidelity Mutual Funds	Equity Income II Fund	N/A	315,151
*	Fidelity Mutual Funds	Diversified International Fund	N/A	547,509
*	Fidelity Mutual Funds	Retirement Money Market Portfolio	N/A	4,450,896
*	Fidelity Mutual Funds	Puritan Fund	N/A	334,326
*	Fidelity Mutual Funds	International Growth & Income Fund	N/A	41,496
*	Fidelity Mutual Funds	Convertibile Securities Fund	N/A	167,203
*	Fidelity Mutual Funds	Freedom Fund	N/A	314,883
*	Fidelity Mutual Funds	Mutual Fund Window	N/A	579,340
*	Spartan Mutual Funds	U.S. Equity Index Fund	N/A	56,919
*	Hub Group, Inc.	Hub Group, Inc. Stock	N/A	940,842
*	Participant loans	Loan, 5.75%-11%	N/A	1,410,852
				$ 37,342,127

*Indicates a party in interest as defined by ERISA §3.14.

See independent auditor's report.